August 15, 2006

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Mark P. Shuman
Branch Chief-Legal
Jeffrey Werbitt
Rebekah Toton
Room 4561
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

RE:	NetSol Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 10, 2006 File No. 0-22773

Dear Mr. Shuman,

Follows is our response to your comment letter July 27, 2006.

Preliminary Proxy Statement on Schedule 14A

General

1.
With respect to Proposal One, shareholders are authorizing the issuance of the securities that were sold to finance acquisitions with McCue Systems, Inc. and CQ Systems, Ltd. Accordingly, please advise whether you considered the application of Note A to Schedule 14A. In this regard, it appears that the proxy statement should be expanded to provide all of the information that would be required by Items 11, 13 and 14, as you disclose on page 3 that “NetSol is not seeking approval of either the McCue Systems, Inc. or CQ Systems, Ltd. Acquisition in this proxy.”

We note your comment and have included the information required by Items 11 and 13. While it is not apparent from the face of Item 14 or Note A of Schedule 14, our discussions with your office has led us to the conclusion that none of the exceptions to including information in the proxy provided for in Item 14(2)-(6) are available to the Company. Accordingly, we have included the information requested by in Item 14(7)(b)-(d).

Cover

2.
Revise the cover page and notice of special meeting to stockholders to remove the technical references to NASD Marketplace Rule 4350 and the Nevada Revised Statutes 78 and simply state that stockholders are being asked to approve the full issuance and exercise of the securities listed and to approve an amendment to the articles of incorporation to permit the board to designate the rights and privileges of the company’s preferred stock. Expand your disclosure to add a cross-reference to the section of the proxy statement that provides a detailed discussion of the reasons for the two proposals.

We have modified the cover page and notice of special meeting to remove the technical references to NASD Marketplace Rule 4350 and the Nevada Revised Statutes 78. We have included a cross-reference to the sections of the proxy statement that provides the detailed discussion of the reasons for the two proposals.

Voting at the Meeting, page 7

3.	Revise to state the impact of broker non-votes on Proposal One and Two.

The “Voting at the Meeting” section on page 10, has been revised to include the following language:

“Under applicable Nevada law, as it applies to the proposals presented to stockholders at this special meeting, Broker non-votes shall be treated as an abstention and such Broker non-votes shall be included in the total shares voted for the purpose of quorum requirements and determining whether a majority of stockholders have approved the transactions. A majority of votes in favor must be acquired in order for the proposals to be approved. Broker non-votes have no effect and will not be counted towards the vote total for proposal 1or proposal 2.”

Questions and Answers About Matters Subject to Vote

What is being voted on?, page 9

4.
Revise to state the maximum number of shares issuable upon conversion or exercise of the securities described in the first paragraph and the percentage of your outstanding common stock that such issuance would represent. You should provide this disclosure for each separate security issued in the Financing and in the aggregate.

“What is being voted on?” on page 12 of the proxy has been modified to include the following language:

“Assuming the stockholders approve this proposal, the Company would be required to issue 5,500 shares of Series A 7% Cumulative Convertible Preferred Stock which, upon issuance, would represent 100% of the issued and outstanding Preferred Stock of the Company.  The Convertible Preferred Stock may be converted, based on an initial conversion price, into approximately 3,333,333 shares of common stock, which, based on the issued and outstanding shares of common stock on July 6, 2006, when issued would represent 17.09% of the issued and outstanding shares of common stock of the Company. Assuming the cumulative dividend is paid entirely in shares of common stock and that the preferred shares are converted within one year, the Company estimates that it could issue 251,249 shares of common stock of the Company, representing 1.27% of the issued and outstanding shares of common stock of the company at July 6, 2006, to the investors in the Financing as payment of the 7% cumulative dividend.  The Company has also issued warrants to the investors in the Financing to acquire up to 1,666,668 shares of common stock, representing, upon issuance and based on the issued and outstanding shares of common stock at July 6, 2006 and the issuance of the common stock into which the preferred stock is convertible, 7.87% of the issued and outstanding shares of common stock of the Company.

Why are we seeking approval for the issuance…?, page 9

5.
Revise to remove the detailed description and calculations relating to your agreement to acquire the shares of McCue Systems and the convertible note and expand your disclosure to provide a brief and easily understandable description of the most material aspects of matters upon which you are seeking shareholder approval.

We have removed the detailed description and calculations relating to our agreement to acquire the shares of McCue Systems and the convertible note. We believe the remaining language explains the reasons why we are seeking stockholder approval of the proposals. See page 13 of the proxy.

Proposal No. One, page 12

6.
We note your statement that the discussion of the terms of the financing dated June 15, 2006, is qualified in its entirety by reference to the stock purchase agreement. Please delete this and any similar qualifications from your document as you are required to include a materially complete and accurate description of the transaction in your proxy statement.

The introductory paragraph to Proposal No. One has been modified as follows:

“The discussion in this proxy statement of the terms of the financing dated June 15, 2006, by and between the Company and the investors is contained in the stock purchase agreement, the convertible note, the warrant, the investor rights agreement and the certificate of designation (collectively referred to as the “Financing Documents”). A copy of the form of the Financing Documents is attached as Annex A-E to this proxy statement and is incorporated in this proxy statement by reference.”

7.	Revise your disclosure to describe the anti-dilution protection provided to the investors in the June 15, 2006 unregistered offering.

Page 21 and 22 of the proxy have been revised to describe the anti-dilution protection provided to the investors in the June 15, 2006 unregistered offering as follows:

“Anti-dilution protection is afforded to the holders by providing for an adjustment of the conversion price in certain circumstances. The conversion price is adjusted for dividends subdivisions, combinations, distributions and issuances of shares, or securities convertible into shares, of common stock of the Company issued at an effective per share selling price which is less than the greater of (I) the closing sale price per share of the common stock on the Nasdaq Capital Market on the trading day next preceding such issue or sale or, in the case of issuances to holders of its common stock, the date fixed for the determination of stockholders entitled to receive such warrants, rights, or options (“Fair Market Price”), or (II) the conversion value, then in each such case the conversion value in effect immediately prior to such issue or sale or record date, as applicable, shall be automatically reduced effective concurrently with such issue or sale to an amount determined by multiplying the conversion value then in effect by a fraction, (x) the numerator of which shall be the sum of (1) the number of shares of common stock outstanding immediately prior to such issue or sale, plus (2) the number of shares of common stock which the aggregate consideration received by the corporation for such additional shares would purchase at such Fair Market Price or conversion value, as the case may be, and (y) the denominator of which shall be the number of shares of Common Stock of the Corporation outstanding immediately after such issue or sale.”

8.
You disclose that the Convertible Notes may immediately convert into shares of common stock of the Company at the conversion value, to the extent that such conversion does not violate NASD Marketplace rules. In light of the fact that all of the securities issued pursuant to the Financing are convertible into common stock, please clarify whether the securities other than the Convertible Notes were immediately convertible and disclose whether the conversion of the other securities had provisions that contemplated compliance with NASD Marketplace rules. To the extent that the securities other than the Convertible Notes were immediately convertible and did not have restrictions on conversion, please advise why NetSol did not seek security holder approval to the extent required by NASD Marketplace Rule 4350(i) prior to the issuance of the securities issued pursuant to the Financing.

The Convertible Notes may immediately convert into common stock only to the extent that such conversion does not violate NASD Marketplace rules. What this means is that only that portion of the Convertible Notes which, when combined with the McCue transaction, does not result in an issuance equal to or greater than 20% of the issued and outstanding shares of common stock on the date of the McCue transaction would be converted. Any issuance above this 20% calculation would result in an issuance of an “excess amount”. The Company has not, and does not intend to issue common stock or convert the Convertible Notes without the express approval of its stockholders, if such issuance would result in a violation of such rules. We did not seek approval prior to the issuance of the Convertible Notes because, given the limitations on conversion set forth in the note, approval is only required in order to convert the notes in to shares of common stock representing the “excess amount”.

We explicitly state that the Convertible Notes will only convert into Preferred Stock upon approval of the proposals and that no Preferred Stock has been issued. We have added language to clarify that no shares of common stock have been issued to the investors in the Financing either as conversion of the Convertible Notes or exercise of the Warrants.

9.
We refer you the disclosure that the Warrants may be exercised at such time after security holders approve of the shares underlying the Warrants. Please expand your disclosure to explain the consequences if security holders do not approve the issuance of the shares of common stock underlying the Warrants. Similarly, revise to disclose the consequences if NetSol fails to receive security holder approval of the issuance of shares underlying the other securities issued pursuant to the Financing.

Like the Convertible Notes, the Warrants may be exercised to the extent that such exercise does not violate NASD Marketplace rules and then, if the stockholders approve the issuance of the shares underlying the warrants, in full. In the event that the stockholders do not approve the issuance of the shares of common stock underlying the Warrants, the Warrant holders may only exercise that portion which does not violate NASD Marketplace rules.

We have added the following language to the introduction of Proposal No. One:

“In the event that stockholder approval of this proposal is not acquired, the investors in the Financing may convert that portion of the Convertible Note and exercise that portion of the Warrants that when issued will not result in a violation of NASD Marketplace rules. Additionally, if stockholder approval of this proposal is not acquired, the Company will pay the principal and interest due under the Convertible Notes according to its terms.”

We have added the following language to the Description of the Financing section of proposal no. one:

“Pursuant to the terms of the SPA, each purchaser received a Convertible Note in the amount of their investment and a Warrant in an amount equal to 50% of the aggregate principal value of the Notes divided by the conversion value (currently $1.65 per share). Based on an aggregate principal value of $5,500,000, the investors were entitled to Warrants to acquire up to 1,666,668 shares of common stock at an exercise price per warrant of $2.00. The Warrants may be exercised at any time, to the extent that such conversion does not violate Nasdaq Market Place rules, and in full at such time after our stockholders approve the issuance of shares underlying such warrants until five years from the issuance date of the warrants, or June 15, 2011.

10.
We note your disclosure that the Convertible Notes may immediately convert into shares of common stock. We also note your disclosure that the Convertible Notes will convert into shares of Preferred Stock upon the approval of Proposal No. One. Please reconcile these statements and provide a materially complete description of the conversion features of the Convertible Notes.

The Convertible Notes may immediately convert into common stock only to the extent that such conversion does not violate NASD Marketplace rules. What this means is that only that portion of the Convertible Notes which, when combined with the McCue transaction, does not result in an issuance equal to or greater than 20% of the issued and outstanding shares of common stock on the date of the McCue transaction would be converted. Any issuance above this 20% calculation would result in an issuance of an “excess amount”. The Company has not, and does not intend to issue common stock or convert the Convertible Notes without the express approval of its stockholders, if such issuance would result in a violation of such rules. We did not seek approval prior to the issuance of the Convertible Notes because, given the limitations on conversion set forth in the Convertible Notes, approval is only required in order to convert the Convertible Notes in to shares of common stock representing the “excess amount”.

We explicitly state that the Convertible Notes will only convert into Preferred Stock upon approval of the proposals and that no Preferred Stock has been issued. We have added language to clarify that no shares of common stock have been issued to the investors in the Financing either as conversion of the Convertible Notes or exercise of the Warrants.

Proposal No. 2, page 17

Purpose, page 14

11.
Although we note that the proposed amendment to your article of incorporation are prompted by the inadvertent omission of this provision from the articles as filed with the Nevada Secretary of State on August 12, 2003, it also appears that this provision is required in order to designate the rights and terms of the Preferred Stock into which the convertible notes will convert upon the approval of this proposal. Please revise your disclosure to provide a materially complete description of the terms, rights and privileges of the 7% Cumulative Convertible Preferred Stock, including disclosure on the adjustments to which the conversion value is subject and the liquidation preference of such securities.

We have added the following disclosure to Proposal No. Two:

“The grant of such powers is necessary to permit the board of directors to by resolution assign the voting powers, designations, preferences, limitations, restrictions and relative rights of the Series A 7% Cumulative Convertible Preferred Stock contemplated to be issued if shareholder approval of proposal number one is acquired.

The Convertible Notes will convert into the preferred stock following stockholder approval (the “Preferred Stock”). To date, no shares of the Company’s preferred stock have been issued. We are seeking your approval to amend the articles of incorporation to permit the board of directors to designate the rights and privileges of the preferred stock. The Preferred Stock contemplated to be issued in the Financing (which certificate of designation is attached to Annex E and which will be filed with the Nevada Secretary of State only upon approval of the proposals set forth in this Proxy) are convertible into shares of common stock at such time and at such value as is set forth in the Certificate of Designation. The initial conversion value shall be $1.65. The conversion value is subject to adjustment as set forth in the Certificate of Designation. The holders of the Preferred Stock are entitled to receive cumulative dividends at the rate of 7% per annum from the date of issuance of each share until paid. The dividends may be paid, at the Company’s option, in cash or in shares of common stock in arrears on the first business day of each calendar quarter of each year. The Company may force a conversion of the Preferred Stock in the event that the market price of the Company’s common stock is greater than 200% of the conversion value. If any shares of the Preferred Stock remain outstanding on June 15, 2009, the Company shall redeem such shares for an amount in cash equal to the liquidation preference plus all accrued but unpaid dividends. Anti-dilution protection is afforded to the holders by providing for an adjustment of the conversion price in certain circumstances. The conversion price is adjusted for dividends subdivisions, combinations, distributions and issuances of shares, or securities convertible into shares, of common stock of the Company issued at an effective per share selling price (as defined below) which is less than the greater of (I) the closing sale price per share of the Common Stock on the principal market on which the Common Stock is traded the trading day next preceding such issue or sale or, in the case of issuances to holders of its Common Stock, the date fixed for the determination of stockholders entitled to receive such warrants, rights, or options (“Fair Market Price”), or (II) the conversion value, then in each such case the conversion value in effect immediately prior to such issue or sale or record date, as applicable, shall be automatically reduced effective concurrently with such issue or sale to an amount determined by multiplying the conversion value then in effect by a fraction, (x) the numerator of which shall be the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issue or sale, plus (2) the number of shares of Common Stock which the aggregate consideration received by the Corporation for such additional shares would purchase at such Fair Market Price or conversion value, as the case may be, and (y) the denominator of which shall be the number of shares of Common Stock of the Corporation outstanding immediately after such issue or sale. The foregoing provision shall not apply to any issuances or sales of Common Stock or Convertible Securities (i) pursuant to any Convertible Securities currently outstanding on the date hereof in accordance with the terms of such Convertible Securities in effect on June 15, 2006, or (ii) to any officer, director or employee of the Company pursuant to a bona fide option or equity incentive plan duly adopted by the Company. The Preferred Stock bears voting rights in an amount equal to the conversion value of the preferred stock into common stock, without giving effect to any anti-dilution provisions of the Preferred Stock. Conversion of the Preferred Stock is subject to beneficial ownership caps of from 4.9% to 9.9% of the total number of shares of common stock of the Company then issued and outstanding.”

Incorporation by Reference, page 18

12.
We note that you attempt to incorporate by reference your amended 10-KSB for the fiscal year ended June 30 and your quarterly reports for the periods ended September 30, 2005, December 31, 2005 and March 31, 2006. However, information may only be incorporated by reference in the manner and to extent specifically permitted in the items to Schedule 14A. See Note D to Schedule 14A. For example, if you plan to incorporate by reference any of the requirements of Item 14.c. as a result of our comment 1, above, clearly disclose this in your proxy and supplementally advise of the basis for your incorporation by reference. Be advised that the financial information presented should be current pursuant to Article 3-12 of Regulation S-X.

We have removed the incorporation by reference section as we are not incorporating the referenced documents in this proxy.

*     *     *     *

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

cc: Naeem Ghauri, CEO NetSol Technologies, Inc.